

Mail Stop 3628

October 1, 2008

By Facsimile and U.S. Mail
Dr. Gerald Paul
Chief Executive Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA 19355-2143

     Re: **International Rectifier Corporation**
             Additional Soliciting Material filed pursuant to Rule 14a-12
             Filed September 25, 2008 by Vishay Intertechnology, Inc.
             File No. 001-07935

Dear Dr. Paul:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Material

1. In slide no.12, entitled "Where Would IRF Stock Price Be without Vishay's Bid," you refer to an analyst's prediction that the stock price will be $22 and that "if Vishay exits the picture," the price would be near $16. Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements.

2. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation must be reasonable. In future filings, please confirm that the participants will disclose the factual foundation for such assertions, or provide us with the reasonable basis used to support such statements. Refer to Rule 14a-9. For example, please provide support for the statements, or in the alternative, please make a revised filing to reflect the deletion of the cited statements in slide no. 27, entitled, "Why You Should Support Vishay:"

- "Now the incumbents want credit for 'cleaning up' the problems they were responsible for supervising…."
- "Incumbents paid themselves generously… in the last year to fix problems created on their watch."
- "Last week adopted egregious indemnification agreements…."

You should furnish a response letter and any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions